CUSIP No. 26779T 30 08

[681726-4]
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 53)

                             THE CATTLESALE COMPANY
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   149479-10-7
                                 (CUSIP Number)

                                Asher B. Edelman,
                               136 E. 74th Street
                            New York, New York 10021
                                 (212) 371-7711
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.___

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 22 Pages)

[681726-4]

CUSIP No. 26779T 30 08           13D                          Page 2 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Asher B. Edelman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF      7.  SOLE VOTING POWER:  1,125
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:  0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER:    1,125
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than .1%

14.  TYPE OF REPORTING PERSON*: IN

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

[681726-2]

CUSIP No. 26779T 30 08           13D                          Page 3 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Edelman Family Partnership, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF      7.  SOLE VOTING POWER:   37,500
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:   0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER:   37,500
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .2%

14.  TYPE OF REPORTING PERSON*: PN

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                          Page 4 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF       7.  SOLE VOTING POWER:    12,500
SHARES
BENEFICIALLY    8.  SHARED VOTING POWER   0
OWNED BY
EACH            9.  SOLE DISPOSITIVE POWER:  12,500
REPORTING
PERSON WITH    10.  SHARED DISPOSITIVE POWER:    0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than .1%
14.  TYPE OF REPORTING PERSON*: IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                          Page 5 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Michelle Vrebalovich

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF      7.  SOLE VOTING POWER:    198,649
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:    0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER:    198,649
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 198,649

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .9%

14.  TYPE OF REPORTING PERSON*: IN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                          Page 6 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Plaza Securities Company

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ___ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF      7.  SOLE VOTING POWER:    99,381
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:   0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER: 99,381
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,381

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .5%

14.  TYPE OF REPORTING PERSON*: PN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                          Page 7 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    A.B. Edelman Management Co.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF      7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:   0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:  51,152 (Shares owned by Canal
                                                      Capital Corporation)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,152
                                     (Shares owned by Canal Capital Corporation)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .2%

14.  TYPE OF REPORTING PERSON*: CO

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                          Page 8 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Canal Capital Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF      7.  SOLE VOTING POWER:  51,152
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:    0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER:    0
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:    51,152

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,152

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .2%

14.  TYPE OF REPORTING PERSON*: CO

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                          Page 9 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Felicitas Partners, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF      7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:    0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER:    0
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.  TYPE OF REPORTING PERSON*: PN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                         Page 10 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    A.B. Edelman Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF       7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY    8.  SHARED VOTING POWER:  0
OWNED BY
EACH            9.  SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH    10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.  TYPE OF REPORTING PERSON*: PN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                         Page 11 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Canal Corporation Retirement Plan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF      7.  SOLE VOTING POWER:    0
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:    0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.  TYPE OF REPORTING PERSON*: EP

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                         Page 12 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Datapoint Corporation Supplemental Executive Retirement Plan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF      7.  SOLE VOTING POWER:    71,253
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:    0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER: 71,253
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,253

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .3%

14.  TYPE OF REPORTING PERSON*: EP

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                         Page 13 of 22 Pages

1.  NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Asher B. Edelman, as Escrow Agent for the Benefit of the Holders of Record of Dynacore Holdings Corporation Common Stock on February 24, 2003

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                      (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF      7.  SOLE VOTING POWER:  9,983,250
SHARES
BENEFICIALLY   8.  SHARED VOTING POWER:    0
OWNED BY
EACH           9.  SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON WITH   10.  SHARED DISPOSITIVE POWER:   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,983,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32%

14.  TYPE OF REPORTING PERSON*: IN

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08           13D                         Page 14 of 22 Pages

     This Amendment No. 53 to Schedule 13D amends the Schedule 13D filed by Asher B. Edelman, among others, with the Securities and Exchange Commission on December 5, 2003 to report the sale of the Issuer's Common Stock between May 11, 2004 and June 10, 2004.

Item 1.  Security and Issuer.

     This Schedule 13D, as amended, relates to common stock, par value $.01 per share ("Common Stock"), issued by Dynacore Holdings Corporation (the "Issuer" or the "Company"), whose principal domestic executive offices are at 9901 IH 10 West, Suite 800, San Antonio, Texas 78230.

Item 2.  Identity and Background.

     The persons filing this Schedule 13D (the "Reporting Persons") are:

         (i)   Asher B. Edelman, individually;
         (ii) Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY;
         (iii) Edelman Family Partnership, L.P.;
         (iv)  Michelle Vrebalovich;
         (v)   Plaza Securities Company;
         (vi)  A.B. Edelman Management Co. Inc.;
         (vii) Canal Capital Corporation;
         (viii)Felicitas Partners, L.P.;
         (ix)  A.B. Edelman Limited Partnership;
         (x)   Canal Corporation Retirement Plan;
         (xi)  Datapoint Corporation Supplemental Executive Retirement Plan; and
         (xii) Asher B. Edelman, in his capacity as Escrow Agent (the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation Common Stock on February 24, 2003.

     (i) Mr. Edelman's business address is 136 E. 74th Street, New York, New York 10021.

     (ii) Mr. Garfinkel's business address is 136 E. 74th Street, New York, New York 10021 and his present principal occupation is a self-employed consultant.

     (iii)Edelman Family Partnership, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 136 E. 74th Street, New York, New York 10021. Mr. Edelman, Mr. Garfinkel and Gerald Agranoff are denominated as the general partners for Edelman Family Partnership, L.P. Mr. Agranoff's business address is 1251 Avenue of the Americas, New York, New York 10020 and his principal occupation is self-employed investment manager.

     (iv) Ms. Vrebalovich's residential address is 134 E. 74th Street, New York, New York 10021 and her present occupation is owner of Traffic, Inc., whose principal business address is 648 Broadway, New York, New York 10012.

CUSIP No. 26779T 30 08           13D                         Page 15 of 22 Pages

     (v) Plaza Securities Company's, a New York partnership, principal business is investment management and its principal business address is 136 E. 74th Street, New York, New York 10021. Messrs. Edelman and Agranoff are denominated as the general partners of Plaza Securities Company.

     (vi) A.B. Edelman Management Co. Inc.'s, a New York corporation, principal business is investment management and its principal business address is 136 E. 74th Street, New York, New York 10021. Mr. Edelman is the sole stockholder and director and also is an executive officer along with Mr. Agranoff of A.B Edelman Management Co. Inc.

     (vii)Canal Capital Corporation's, a Delaware corporation, principal business is investment management and its principal business address is 490 Wheeler Rd, Hauppauge, New York, 11788. Mr. Edelman, Mr. Agranoff and Michael E. Schultz are directors and Mr. Schultz and Reginald Schauder are executive officers of Canal Capital Corporation. Mr. Schultz's business address is 490 Wheeler Rd, Hauppauge, New York, 11788 and his principal occupation is self-employed investment manager. Mr. Schauder's business address is 490 Wheeler Rd, Hauppauge, New York, 11788 and his principal occupation is self-employed investment manager.

     (viii) Felicitas Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 136 E. 74th Street, New York, New York 10021. Mr. Edelman and Citas Partners are denominated as the general partners of Felicitas Partners, L.P. Citas Partners', a New York partnership, principal business address is 136 E. 74th Street, New York, New York 10021 and its principal business is investment management. Mr. Edelman and A.B. Edelman Management Co. Inc. are denominated as partners of Citas Partners.

     (ix) A.B. Edelman Limited Partnership's, a Delaware limited partnership, principal business is investment management and its principal business address is 136 E. 74th Street, New York, New York 10021. Mr. Edelman is denominated as the general partner of A.B. Edelman Limited Partnership.

     (x) Canal Corporation Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former employees of Canal Corporation and its principal business address is 490 Wheeler Rd, Hauppauge, New York, 11788. Messrs. Edelman and Schultz are the trustees for Canal Corporation Retirement Plan.

     (xi) Datapoint Corporation Supplemental Executive Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former executives of Datapoint Corporation and its principal business address is 136 E. 74th Street, New York, New York 10021. Mr. Agranoff is the trustee for Datapoint Corporation Supplemental Executive Retirement Plan.

CUSIP No. 26779T 30 08           13D                         Page 16 of 22 Pages

     During the last five years none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon various factors, including the Company's Business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to their respective investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

     Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in:

     (a)  the acquisition by any person of additional securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 26779T 30 08           13D                         Page 17 of 22 Pages

     (e) any material change in the present capitalization or in dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

     The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated as of June 11, 2004 as follows:

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 21,360,907 shares of Common Stock outstanding as of March 31, 2004, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004.

    As of the close of business on June 10, 2004:

     (i) Plaza Securities Company ("Plaza") owned 99,381 shares of Common Stock constituting approximately .5% of the Common Stock outstanding;

     (ii) A.B. Edelman Management Co., Inc. ("Edelman Management") owned no shares of Common Stock. As investment manager for Canal Capital Corporation ("Canal"), Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of 51,152 shares of Common Stock owned by Canal. Such shares constitute approximately .2% of the Common Stock outstanding.

CUSIP No. 26779T 30 08           13D                         Page 18 of 22 Pages

     (iii)Canal Capital Corporation ("Canal") owned 51,152 shares of Common Stock constituting approximately .2% of the Common Stock outstanding.

     (iv) Felicitas Partners, L.P. owned no shares of Common Stock.

     (v)  A.B. Edelman Limited Partnership owned no shares of Common Stock.

     (vi) The Uniform Gifts to Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own no shares of Common Stock.

     (vii)Edelman Family Partnership, L.P. owned 37,500 shares of Common Stock constituting approximately .2% of the Common Stock outstanding.

     (ix) Michelle Vrebalovich, Mr. Edelman's spouse, owned 198,649 shares of Common Stock constituting approximately .9% of the Common Stock outstanding.

     (x) The Uniform Gifts to Minors account for Mr. Edelman's son for which Irving Garfinkel is custodian owned a total of 12,500 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

     (xi) Asher B. Edelman owned 1,125 shares of Common Stock in a Keough plan. By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 400,307 shares of Common Stock beneficially owned by the foregoing persons and himself, constituting approximately 1.9% of the Common Stock outstanding.

     (xii)The  Canal  Corporation  Retirement  Plan  owned no  shares  of Common
          Stock.

     (xiii) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owned 71,253 shares of Common Stock constituting .3% of the Common Stock outstanding.

     (xiv)Asher B. Edelman, in his capacity as Escrow Agent (in such capacity, the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation on February 24, 2003, owned no shares of Common Stock; however, each share of the 250,000 shares of Series A Convertible Preferred Stock and share of the 1,127,000 shares of Series B Convertible Preferred Stock held in escrow (collectively, the "Preferred Stock") is convertible at any time into 7.25 shares of Common Stock and is entitled to one vote per share of Preferred Stock on any matter presented to the holders of the Common Stock. The Escrow Agent does not have any pecuniary interest in the shares of Preferred Stock held in escrow (the "Escrowed Stock") and is not authorized to sell, convert or otherwise dispose of any shares of Escrowed Stock. The Escrow Agent does have the power to vote the Escrowed Shares. Accordingly, by reason of the provisions of Section 13(d)-3, the Escrow Agent may be deemed to beneficially own 9,983,250 shares constituting 32% of the Common Stock outstanding. However, the Escrow Agent disclaims any beneficial ownership in the Escrowed Shares. The

CUSIP No. 26779T 30 08           13D                         Page 19 of 22 Pages

          foregoing determination of the percentage of the Common Stock outstanding assumes that all of the shares of Escrowed Stock have been converted into shares of Common Stock. Such assumption is made only for purposes of this Item 5(a)(xv). For so long as the shares of Escrowed Stock are held in escrow and are reported in this Item 5(a)(xv) by the Escrow Agent, none of the other Reporting Persons will separately report beneficial ownership of their respective portions of the Escrowed Stock or the shares of Common Stock into which they are convertible .

     (xv) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owned no shares of Common Stock; and (B) Three Uniform Gifts to Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own no shares of Common Stock.

     (xvi)To the best knowledge of the Reporting Persons, certain directors, officers and/or general partners of the Reporting Persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Edelman Family Partnership, and a Trustee of the Datapoint Plan, currently owns 6,618 shares of Common stock, constituting less than .1% of the outstanding shares; and (B) Irving Garfinkel, a Trustee of the Datapoint Plan currently owns 1,481 shares of Common Stock, constituting less than .1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

     (c) Item 5 ( c ) is hereby amended and restated as follows:

Edelman Family Partnership, L.P. sold an aggregate of 9,325 shares on the open market on the dates and for the prices per share listed below.

                        Edelman Family Partnership, L.P.
    Date                       # of shares sold           Price per share
    ----                       ----------------           ---------------
   6/2/2004                          9,325                       0.096

CUSIP No. 26779T 30 08           13D                         Page 20 of 22 Pages

Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY sold an aggregate of 6,755 shares on the open market on the dates and for the prices per share listed below.

                      Irving Garfinkel, as Custodian for
                          Christopher Edelman UTMA/NY
    Date                      # of shares sold               Price per share
    ----                      ----------------               ---------------
   6/3/2004                       6,755                            0.090


Michelle Vrebolavich sold an aggregate of 6,980 shares on the open market on the dates and for the prices per share listed below.

                            Michelle Vrebolavich
    Date                     # of shares sold                Price per share
    ----                      ----------------               ---------------
  6/3/2004                        6,980                           0.090


Felicitas Partners, L.P. sold an aggregate of 1,416 shares on the open market on the dates and for the prices per share listed below.

                         Felicitas Partners, L.P.
   Date                     # of shares sold             Price per share
   ----                  --------------------------      ---------------
  6/3/2004                          1,416                       0.090


Canal Capital Corporation Retirement Plan sold an aggregate of 27,287 shares on the open market on the dates and for the prices per share listed below.

                          Canal Capital Corporation
                               Retirement Plan
   Date                       # of shares sold            Price per share
   ----                    --------------------------     ---------------
 6/7/2004                          25,413                      0.115
 6/8/2004                           1,874                      0.090


A.B. Edelman Limited Partnership sold an aggregate of 135,730 shares on the open market on the dates and for the prices per share listed below.

                         A.B. Edelman Limited Partnership
   Date                        # of shares sold              Price per share
   ----                    --------------------------        ---------------
 5/11/2004                            20,000                      0.1083
 5/20/2004                            55,730                      0.095
 5/21/2004                            40,000                      0.080
 5/25/2004                            12,500                      0.090
 6/2/2004                              7,500                      0.095

CUSIP No. 26779T 30 08           13D                         Page 21 of 22 Pages

Canal Capital Corporation sold an aggregate of 31,126 shares on the open market on the dates and for the prices per share listed below.


                            Canal Capital Corporation
  Date                          # of shares sold            Price per share
  ----                      --------------------------      ---------------
 6/8/2004                            31,126                      0.090


(3) Uniform Gifts to Minors Asher B. Edelman, Custodian sold an aggregate of 4,728 shares on the open market on the dates and for the prices per share listed below.

                        Uniform Gifts to Minors, Asher B.
                                Edelman, Custodian
  Date                           # of shares sold           Price per share
  ----                      --------------------------      ---------------
6/3/2004                              4,728                       0.090


Penelope C. Edelman sold an aggregate of 411 shares on the open market on the dates and for the prices per share listed below.

                                Penelope C. Edelman
  Date                            # of shares sold          Price per share
  ----                      --------------------------      ---------------
 6/3/2004                               411                        0.090


(3) Uniform Gifts to Minors Penelope C. Edelman, Custodian sold an aggregate of 13,172 shares on the open market on the dates and for the prices per share listed below.

                         Uniform Gifts to Minors, Penelope
                               C. Edelman, Custodian
  Date                            # of shares sold          Price per share
  ----                      --------------------------      ---------------
 6/3/2004                              13,172                      0.090


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable

CUSIP No. 26779T 30 08           13D                         Page 22 of 22 Pages

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2004


                                        By: /s/ Asher B. Edelman
                                        --------------------------
     Asher B. Edelman, (i) individually and (ii) in his capacity as Escrow Agent for the Benefit of the Holders of Record Dynacore Holdings Corporation Common Stock on February 24, 2003, and (iii) as attorney-in-fact for each of Plaza Securities Company, Canal Capital Corporation, A.B. Edelman Limited Partnership, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Management Co., Inc., Canal Capital Corporation Retirement Plan, Datapoint Corporation Supplemental Executive Retirement Plan, Edelman Family Partnership Fund, L.P. and Edelman Value Fund, Ltd. under powers of attorney.

                                         By: /s/ Michelle Vrebalovich
                                                 Michelle Vrebalovich


                                         By: /s/ Irving Garfinkel
                                                 Irving Garfinkel, as Custodian
                                                 for Christopher Asher Edelman
                                                 UTMA/NY